Company Letterhead of:
                              Cathay Online, Inc.

June 28, 2001

Jeffery Werbitt
Office of Small Business
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      EDGAR Filing
         Name of Company                    Cathayonline, Inc.
         Type of Filing                     S-1
         SEC File No.                       333-50712
         CIK Number                         0001098390

Dear Sir or Madam

We write in connection with the above referenced Registrant that filed a Form S-1 on November 27, 2000, SEC File No. 333-50712. In accordance with the provisions of the Securities Act of 1933, we request that the Registrant's EDGAR filing of its Form S-1 be withdrawn since the original filing was not in the proper form for the registration of our securities.



Yours Faithfully.


/s/ Brian Ranson
-----------------------------------------------
Brian Ransom
Director





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